UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Senseonics Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

81727U105
(CUSIP Number)

Kaiju Yamaguchi
2-38-5 Nishishimbashi, Minato-ku, Tokyo
105-8433 Japan
Telephone: +81-3-5408-7280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81727U105	13D/A	Page 1 of 6 pages

1	NAMES OF REPORTING PERSONS
PHC Holdings Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
86,892,237

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
86,892,237

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
86,892,237

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 81727U105	13D/A	Page 2 of 6 pages

Item 1.	Security and Issuer.

This Schedule 13D/A (the “Amendment”) relates to the shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Senseonics Holdings, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 20451 Seneca Meadows Parkway, Germantown, MD 20876-7005.

Item 2.	Identity and Background.

(a)	This Amendment is being filed by PHC Holdings Corporation, a corporation organized under the laws of Japan (“PHC Holdings” or the “Reporting Person”).
(b)	The address of the business office of PHC Holdings is: 2-38-5 Nishishimbashi, Minato-ku, Tokyo, 105-8433 Japan
(c)	PHC Holdings is engaged in the business of research, design, development, manufacturing and distribution of medical devices.
(d)-(e)
During the last five years, neither the Reporting Person nor, to the best of knowledge of the Reporting Person, any of the Related Persons (as defined below), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	PHC Holdings is organized under the laws of Japan.

The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the board of directors of the Reporting Person (collectively, the “Related Persons”) is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Item 3 of the prior Schedule 13D (the “Prior 13D”) is incorporated herein by reference and the description of the transactions described therein, and the agreements entered into between the Issuer and the Reporting Person, are incorporated herein by reference to the disclosures set forth in the Prior 13D. Item 3 of the Prior 13D is hereby amended and restated in its entirety as follows.

Pursuant to a Securities Purchase Agreement, dated as of March 13, 2023 (the “SPA”), by and between the Reporting Person and the Issuer, the Reporting Person purchased from the Issuer a stock purchase warrant (the “Purchase Warrant”) exercisable for an aggregate of 15,425,750 shares of Common Stock for a purchase price of $15,000,000.

Pursuant to an Exchange Agreement dated as of March 13, 2023, by and between the Reporting Person and the Issuer, the Purchaser agreed to exchange $35,000,000 in aggregate principal amount of its Senior Secured Convertible Notes due October 31, 2024 of the Issuer for a stock purchase warrant exercisable for an aggregate of 68,525,311 shares of Common Stock (the “Exchange Warrant” and, collectively with the Purchase Warrant, the “Warrants”).   The transaction contemplated by the Exchange Agreement is expected to close on April 1, 2023, subject to the satisfaction of customary closing conditions for a transaction of this type.

CUSIP No. 81727U105	13D/A	Page 3 of 6 pages

Item 4.	Purpose of Transaction.

The responses to Item 4 of the Prior 13D is incorporated herein by reference and is hereby supplemented by adding the following:

In connection with the Investor Rights Agreement between the Issuer and the Reporting Person, dated as of August 9, 2020, the Reporting Person has the right to designate two members of the board of directors of the Issuer. In addition, without limitation, the Reporting Person may engage in discussions with management, the board of directors of the Issuer, stockholders of the Issuer or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 of this Amendment and the cover pages of this Amendment is hereby incorporated by reference into this Item 5.

(a) - (b) The Reporting Person beneficially owns 86,892,237 shares of Common Stock which is comprised of 2,941,176 shares of Common Stock issued to the Reporting Person on August 14, 2020 and the shares underlying the Warrants discussed in Item 3 above.   The Reporting Person’s beneficial ownership represents approximately 15.41% of the outstanding shares of the Issuer’s Common Stock, based on 479,780,414 shares of Common Stock outstanding as of March 13, 2023, as reported in the SPA and as adjusted in accordance with Rule 13d-3 under the Exchange Act.

CUSIP No. 81727U105	13D/A	Page 4 of 6 pages

(c) Except as described in Item 4 and Item 6, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Resale Registration Rights Agreement

On March 13, 2023, the Issuer and the Reporting Person entered into a resale registration rights agreement (the “Resale Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights, short-form registration rights and piggyback registration rights to such shareholder. Any Registrable Securities (as defined in the Resale Registration Rights Agreement) will cease to be Registrable Securities when: (i) the Securities and Exchange Commission has declared a registration statement covering such securities effective and such securities have been disposed of pursuant to such effective registration statement; (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 under the Securities Act of 1933, as amended, are met and the legend restricting further transfer has been removed from the certificate for such securities; or (iii) such securities are no longer outstanding.

The foregoing description of the Resale Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Amendment, and incorporated herein by reference.

Exchange Agreement

On March 13, 2023, the Issuer and the Reporting Person entered into an Exchange Agreement in which the Reporting Person agreed to exchange $35,000,000 in aggregate principal amount of secured promissory notes of the Company for a stock purchase warrant exercisable for an aggregate of 68,525,311 shares of Common Stock. The transaction contemplated by the Exchange Agreement is expected to close on April 1, 2023, subject to the satisfaction of customary closing conditions for a transaction of this type.

Securities Purchase Agreement

On March 13, 2023, the Issuer and the Reporting Person entered into the SPA in which the Reporting Person agreed to purchase from the Issuer a stock purchase warrant exercisable for an aggregate of 15,425,750 shares of Common Stock.  The transaction contemplated by the SPA closed on March 13, 2023.

Warrants

Upon the closing of  the SPA Agreement, the Reporting Person received the Purchase Warrant, which is exercisable into an aggregate of 15,425,750 shares of Common Stock at a price of $0.001 per share.  Upon the closing of the Exchange Agreement, the Reporting Person will receive the Exchange Warrant, which is exercisable into an aggregate of 68,525,311 shares of Common Stock at a price of $0.001 per share.  The Warrants have no expiration date.

The foregoing descriptions of the Exchange Agreement, the Securities Purchase Agreement, the Purchase Warrant and the Exchange Warrant do not purport to be complete and are qualified in their entirety by reference to the filed copies of such documents, copies of  which are filed with this Amendment and incorporated by reference herein.

CUSIP No. 81727U105	13D/A	Page 5 of 6 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
Exhibit A
Registration Rights Agreement by and between the Senseonics Holdings, Inc. and PHC Holdings Corporation (incorporated by reference to the Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 15, 2023).

Exhibit B
Exchange Agreement by and between the Senseonics Holdings, Inc. and PHC Holdings Corporation (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 15, 2023).

Exhibit C
Securities Purchase Agreement by and between the Senseonics Holdings, Inc. and PHC Holdings Corporation (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 15, 2023).

Exhibit D	Warrant dated March 13, 2023 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 15, 2023).

CUSIP No. 81727U105	13D/A	Page 6 of 6 pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2023

PHC HOLDINGS CORPORATION
By:	/s/ Kaiju Yamaguchi
Name: Kaiju Yamaguchi
Title: Chief Strategy Officer

Schedule I

Directors of PHC Holdings Corporation

The following sets forth the name and principal occupation of each of the directors of PHC Holdings Corporation. Each of such persons is a citizen of Japan other than Ivan Tornos and David Sneider who are citizens of United States of America.

Name	Principal Occupation
Shoji Miyazaki	President, Chief Executive Officer of PHC Holdings Corporation
Koichiro Sato	Senior Executive Vice President, Chief Operating Officer of PHC Holdings Corporation
Hirofumi Hirano	Chief Executive Officer, KKR Japan Limited
Eiji Yatagawa	Partner, KKR Japan Limited
Sen Sakaguchi	General Manager, Wellness Business Division, Wellness Business Unit of Mitsui & Co., Ltd.
Kyoko Deguchi	Vice Director, Doya Rehabilitation & Orthopedic Clinic
Ivan Tornos	Chief Operating Officer, Zimmer Biomet Group

David Sneider	Attorney